Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

August 3, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 3, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Semantix, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, par value $0.001 per share

Warrants to purchase Class A Ordinary Shares, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

The Nasdaq Stock Market LLC · 805 King Farm Blvd. · Rockville, MD 20850 · USA · www.nasdaq.com